恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

03037014

Our Ref.: HASE/JY/HI/02954

3rd October, 2003

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

We enclose for your information a copy of the Company's final results announcement for the year ended 30th June, 2003 and the Chairman's statement, which have been advertised in newspapers on 3rd October, 2003.

Yours faithfully,

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

John Yip
Company Secretary

Encl.

JY/pm

dlw 10/30

03 OCT 21 7:

HENDERSON INVESTMENT LIMITED

2002/2003
Annual Results

CHAIRMAN'S STATEMENT

I am pleased to present to the Shareholders my report on the operations of the Group.

PROFIT AND TURNOVER

The Group's consolidated net profit after taxation and minority interests for the financial year ended 30th June, 2003 amounted to HK$1,626 million, representing a decrease of 9% from that reported in the previous financial year. The turnover of your Group amounted to HK$1,181 million and showed a decrease of 1% as compared to that recorded in the previous financial year.

DIVIDENDS

Your Board recommends the payment of a final dividend of HK$0.11 per share to shareholders whose names appear on the Register of Members of the Company on 1st December, 2003. The total distribution per share of HK$0.22 for the full year, including the interim dividend of HK$0.11 per share already paid, is same as the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on 3rd December, 2003.

BUSINESS REVIEW

Property Rental

As at the end of the period under review, the total attributable gross floor area of the Group's rental property portfolio amounted to 1.94 million sq.ft. Total gross rental income of the Group amounted to approximately HK$620 million, reflecting an increase of 2% over that recorded in the previous financial year. During the period under review, the economy in Hong Kong remained on a declining path. Occurrence of the Severe Acute Respiratory Syndrome ("SARS") in March of this year led to a sharp drop in consumer spending and an increasing unemployment rate. The decline in the economy resulted in downward adjustment in the property market. Transaction volume was at a very low level. The leasing operation of your Group was adversely affected by such developments which took place during the period under review. During the low point of the economic downturn, certain rental shopping properties of the Group had been subject to pressure for downward adjustment in rental. Nevertheless, major retail shopping properties owned by the Group were able to maintain an

overall occupancy rate of 94%. Such resilience shown from the Group's rental property portfolio is mainly a result of the strategic positioning adopted by the Group with most of the Group's retail shopping podiums being located in the new towns and right at the existing and planned mass transportation networks.

Hotel & Retailing Operations

The local tourist industry had been affected by the negative impacts of the economic developments occurring both locally as well as overseas. In addition, the U.S. led war against Iraq and the outbreak of SARS deterred travel. The average occupancy rate of the Group's two Newton Hotels was recorded at 75% during the financial year under review and showed a decrease when compared to that recorded in the previous financial year. As the room tariffs yielded to pressure for downward adjustment, the hotel operations of the Group incurred a loss in the period under review.

As for the retailing operation, the Group now operates a total number of six outlets of Citistore department stores. Notwithstanding a decrease recorded in turnover in the Group's retailing operation in light of the slowdown in the local economy and contraction in consumer spending, the overall operating result was recorded at a break-even as efficiencies were improved due to management efforts made.

Infrastructural Projects

China Investment Group Limited is 64%-owned by the Group and this company is engaged in the toll-bridge and toll-road joint venture operations of the Group in Mainland China. This company continued to make contributions to the Group's recurrent income stream. The turnover and profit of the business operations of this company totally amounted to approximately HK$216 million and HK$139 million respectively, showing a slight decrease when compared to those levels which were recorded in the previous financial year. Further, provisions had been made in the first half of the past financial year by this company in an amount of approximately HK$10 million in relation to the re-organisation of its retailing business in Mainland China. This has resulted in a slight decrease recorded in the investment return of this company.

Associated Companies

The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas")

36.72%-owned by the Group: Hong Kong and China Gas reported an increase of 6.7% in profit to approximately HK$1.8 billion for the six months ended 30th June, 2003 as compared to the profit of the corresponding period in the previous financial year. The number of customers increased to 1,492,860, representing an increase of 3.9% over that of the previous year. With respect to the energy business of this group, investment in the mainland piped gas projects has been a long term strategic priority and is in line with the environmental policy of Mainland China. In particular, this group has now invested in 16 cities including three in Maanshan (Anhui Province), Zhangjiagang (Jiangsu Province) and Tongxiang (Zhejiang Province). The joint venture agreements of these three projects were signed in the first half of 2003. In June 2003, this group also officially obtained approval to establish a sino-foreign

equity joint venture with Nanjing Gas General Company for the development of the natural gas market. The total investment amount for this project is RMB1,200 million. This group has a 50% interest in this joint venture which will further consolidate its business development base in eastern China.

On the property development front, this group has a 15% interest in the International Finance Centre. Phase One office tower and shopping mall have been leased out. Phase Two comprises, inter alia, the 88-storey Two IFC which was completed in the second quarter of 2003 and is now being leased. This group has a 50% interest in the Sai Wan Ho Ferry Concourse development project. Construction of the superstructure, now in progress, is expected to be completed in 2005. Foundation work of the Ma Tau Kok South Plant site project has been completed and this project is due for completion in 2006. These two projects combined will provide a residential floor area of approximately 2.5 million square feet in the urban areas.

Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry")

31.33%-owned by the Group: The interim results of Hong Kong Ferry for the six months ended 30th June, 2003 recorded HK$137 million in profit, representing a slight increase over that in the same period last year. Adversely affected by the SARS outbreak, both the travel and hotel businesses of this group recorded a loss of HK$2.4 million during the period. This group has decided to take an additional impairment loss of HK$19 million over the shipyard assets, thereby resulting in the operating loss of the Ferry, Shipyard and Related Operations for the period to increase to HK$28 million. About 460 residential units of Metro Harbour View were sold during the period, bringing the total number of residential units sold to around 2,000. Over 40% of Phase I of the commercial arcade of Metro Harbour View has been let. With regard to the projects at Tai Kok Tsui staff quarter and at 6 Cho Yuen Street, this group is negotiating with the Government on the land premium for the change in land use to residential/commercial use with gross floor areas of respectively 320,000 sq.ft. and 150,000 sq.ft. The local property market is expected to bottom out benefiting unsold residential units of Metro Harbour View.

Miramar Hotel and Investment Company, Limited ("Miramar")

43.69%-owned by the Group: For the year ended 31st March, 2003, Miramar reported a profit of HK$234 million, representing a decrease of 9% when compared to that of the previous financial year. Affected by the slack local economy, the U.S. led war against Iraq and the SARS outbreak, this group recorded a slight drop in operating result. Nevertheless, the occupancy rate of the shopping and office properties remained steady for the financial year and averaged about 90%. With mainland tourists free to visit Hong Kong, the number of mainland travelers continued to rise. This group's sales offices in Shanghai and Beijing had taken proactive sales and promotion efforts in developing the China market. The average occupancy of Hotel Miramar rose to 87% and room rates had also improved. It is anticipated that the Individual Visit Scheme will create opportunities for the local hotel, food and beverage businesses, thereby enhancing the steady growth of this group's profit.

Henderson Cyber Limited ("Henderson Cyber")

66.67%-owned by the Group: Henderson Cyber reported a turnover of HK$84 million for the financial year ended 30th June, 2003, representing an increase of 24.1% compared to that registered in the previous financial year mainly as a result of the increase in its retailing business. Other revenue, mainly represented by interest income from deposits and debt securities, decreased by 13.6% compared to that of the previous year due to the significant fall in interest rates during the year under review. Due to the harsh business environment, this group has taken a HK$3.9 million provision for impairment loss in respect of data centre and network facilities. The loss attributable to shareholders for the financial year ended 30th June, 2003 significantly decreased to HK$17 million. The Internet, telecommunication and high technology industries are dynamic and fast-changing, subject to intense competition and often require large capital investments. This group must be flexible and versatile to respond to such changes and must also ensure that businesses are sustainable and attractive.

PROSPECTS

The global economy began to show signs of recovery as from the middle of this year and Mainland China further showed that it was able to sustain good economic growth. The Central Government in Beijing has taken a posture to show strong support of Hong Kong. Recent arrangements made to enhance the economic and trading co-operation under the Closer Economic Partnership Arrangement ("CEPA") between Mainland China and Hong Kong will bring new momentum and plentiful business opportunities to the local economy. The agreement for allowing the export of 273 types of goods made in Hong Kong to the mainland without having to pay tariffs will attract some manufacturers to relocate and establish their facilities back to Hong Kong. Further, with the advantages of low tax and international standards, foreign corporations will be attracted to establish their offices in Hong Kong as a springboard to the market in mainland China. Demand for office premises as well as industrial-cum-office properties is expected to increase in future.

Your Group holds diversified businesses which include the ownership of a quality investment property portfolio and owns businesses engaging in the hotel, department store operations as well as the telecommunication and technology sectors. Amongst these, the investment property portfolio brings in substantial income of a recurrent nature to the Group. In addition, both the infrastructural projects owned by the Group and strategic investments held in the listed associates contribute as sources of stable income. Barring unforeseen circumstances, it is anticipated that the Group will show steady performance in the current financial year.

Lee Shau Kee
Chairman

Hong Kong, 2nd October, 2003

BUSINESS RESULTS

The Group's consolidated net profit after taxation and minority interests for the financial year ended 30th June, 2003 amounted to HK$1,626 million, representing a decrease of 9% from that reported in the previous financial year. The turnover of your Group amounted to HK$1,181 million and showed a decrease of 1% as compared to that recorded in the previous financial year.

The audited consolidated results for the year ended 30th June, 2003 are as follows:

Consolidated Income Statement

	Notes	For the year ended 30th June 2003 HK$'000	2002 HK$'000
Turnover	1	**1,181,245**	1,188,322
Direct operating costs		**(585,625)**	(599,921)
		595,620	588,401
Other operating income		**98,454**	92,139
Gain on disposal of investments in securities		**12,815**	2,285
Impairment in value of investment in securities recognised		**—**	(11,002)
Impairment loss on properties held for development		**(6,404)**	—
Allowance for completed properties for sale		**(46,302)**	—
Unrealised holding gain (loss) on investments in securities		**63,104**	(52,504)
Impairment loss on property, plant and equipment		**(14,318)**	(60,260)
Selling and distribution costs		**(59,475)**	(77,412)
Other operating expenses		**—**	(122)
Administrative expenses		**(177,035)**	(175,500)
Profit from operations	1	**466,459**	306,025
Finance costs	2(a)	**(33,240)**	(65,559)
Gain on disposal of interests in associates		**1,734**	134,455
Loss on disposal of interests in subsidiaries		**—**	(4,417)
Impairment in value of associates written back		**—**	120,000
Amortisation of goodwill		**(50,555)**	(38,000)
Share of results of associates		**1,539,060**	1,580,147
Profit before taxation	2	**1,923,458**	2,032,651
Taxation	3	**(253,528)**	(250,132)
Profit before minority interests		**1,669,930**	1,782,519
Minority interests		**(44,173)**	(2,361)
Profit attributable to shareholders		**1,625,757**	1,780,158
Dividends	4	**(619,812)**	(619,812)
Earnings per share	5	**HK$0.58**	HK$0.63

Notes to the Consolidated Income Statement

1 SEGMENTAL INFORMATION

The principal activities of the Group consisted of property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operation and information technology development.

The Group's income and segment result are analysed as follows:

By business segment:

For the year ended 30th June, 2003

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	562,500	71,828	117,924	215,704	213,289	—	1,181,245
Other operating income (excluding interest income)	3,973	750	1,381	440	63,209	—	69,753
External income	566,473	72,578	119,305	216,144	276,498	—	1,250,998
Inter-segment income	53,228	1,800	—	—	5,474	(60,502)	—
Total income	619,701	74,378	119,305	216,144	281,972	(60,502)	1,250,998
Segment result	314,230	(8,730)	39	138,738	14,620	(7)	458,890
Interest income							28,701
Gain on disposal of investments securities							12,815
Impairment loss on properties held for development							(6,404)
Allowance for completed properties for sale							(46,302)
Impairment loss on property, plant and equipment							(14,318)
Unrealised holding gain on investments in securities							63,104
Unallocated corporate expenses							(30,027)
Profit from operations							466,459

For the year ended 30th June, 2002

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	539,976	84,696	142,212	220,992	200,446	—	1,188,322
Other operating income (excluding interest income)	4,199	735	1,661	532	60,743	—	67,870
External income	544,175	85,431	143,873	221,524	261,189	—	1,256,192
Inter-segment income	62,509	1,740	—	—	4,524	(68,773)	—
Total income	606,684	87,171	143,873	221,524	265,713	(68,773)	1,256,192
Segment result	338,897	(10,590)	2,022	145,334	(45,352)	397	430,708
Interest income							24,269
Profit on disposal of investments securities							2,285
Impairment in value of investment in securities							(11,002)
Impairment loss on property, plant and equipment							(60,260)
Unrealised holding loss on investments in securities							(52,504)
Unallocated corporate expenses							(27,471)
Profit from operations							306,025

By geographical segment:

For the year ended 30th June, 2003

	Hong Kong HK$'000	**PRC HK$'000**	**Consolidated HK$'000**
Turnover	**952,352**	**228,893**	**1,181,245**
Other operating income (excluding interest income)	**67,401**	**2,352**	**69,753**
External income	**1,019,753**	**231,245**	**1,250,998**

For the year ended 30th June, 2002

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	961,110	227,212	1,188,322
Other operating income (excluding interest income)	60,570	7,300	67,870
External income	1,021,680	234,512	1,256,192

2 PROFIT BEFORE TAXATION

The consolidated profit from ordinary activities before taxation is arrived at after charging:

(a) *Finance costs*

	For the year ended 30th June	
	2003	2002
	HK$'000	HK$'000
Interest on:		
— Bank loans and overdrafts	**29,585**	57,006
— Finance leases	**70**	226
— Other borrowings	**3,585**	8,327
	33,240	65,559

(b) Items other than those separately disclosed in Notes 1 and 2(a):

	For the year ended 30th June	
	2003	2002
	HK$'000	HK$'000
Amortisation and depreciation	**73,538**	83,149
Staff costs	**214,734**	220,773
Cost of completed properties for sale	**332**	2,145

3 TAXATION

(a) Taxation in the consolidated income statement represents:

	For the year ended 30th June	
	2003	2002
	HK$'000	HK$'000
The Group		
— Hong Kong	**34,564**	33,049
— Other regions in the PRC	**12,072**	9,040
	46,636	42,089
Share of tax on results of associates	**206,892**	208,043
	253,528	250,132

Provision for Hong Kong profits tax has been made at 17.5% (2002: 16%) on the estimated assessable profits for the year.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign jurisdiction during the year.

(b) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

4 DIVIDENDS

	For the year ended 30th June	
	2003	2002
	HK$'000	HK$'000
Interim dividend at HK$0.11 per share (2002: HK$0.11 per share)	**309,906**	309,906
Final dividend proposed after the balance sheet date at HK$0.11 per share (2002: HK$0.11 per share)	**309,906**	309,906
	619,812	619,812

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

5 EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to shareholders of HK$1,625,757,000 (2002: HK$1,780,158,000) and on 2,817,327,395 ordinary shares (2002: 2,817,327,395 ordinary shares) in issue during the year. Diluted earnings per share is not shown as there were no potential dilution of earnings per share for both years.

DIVIDENDS

Your Board recommends the payment of a final dividend of HK$0.11 per share to shareholders whose names appear on the Register of Members of the Company on 1st December, 2003. The total distribution per share of HK$0.22 for the full year, including the interim dividend of HK$0.11 per share already paid, is same as the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on 3rd December, 2003.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 25th November, 2003 to Monday, 1st December, 2003, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 24th November, 2003.

FINANCIAL REVIEW

Review of Results

During the financial year ended 30th June, 2003, the Group's turnover showed a slight decrease and amounted to approximately HK$1,181 million (2002: HK$1,188 million) when compared to that recorded in the previous financial year.

The Group's profit attributable to shareholders reduced by 9% to approximately HK$1,626 million (2002: HK$1,780 million) in the financial year under review. During the year, the overall rental property market suffered a setback amidst a declining economy that was aggravated by the outbreak of SARS. As most of the Group's major investment properties are retail shopping centres that are situate right in the centre of new towns and are located along the mass transportation railway networks, the prevailing adverse market condition had relatively limited impact on the rental property business of the Group. The Group's profit from rental properties amounted to approximately HK$314 million (2002: HK$339 million) based on a rental turnover of HK$620 million (2002: HK$607 million) during the financial year under review. Further, the Group's share of profits less losses of associates of the Group amounted to approximately HK$1,539 million (2002: HK$1,580 million); in particular, the Group's share of profits from the three listed associates amounted to approximately HK$1,507 million (2002: HK$1,510 million), thus showing that this source of recurrent income is very stable.

The Group's profit contributed from its investment in infrastructure projects in Mainland China through the Group's subsidiary, China Investment Group Limited, amounted to approximately HK$139 million (2002: HK$145 million) in the financial year under review. The slight decline in profit of this business was mainly attributed to a slight drop in traffic flow and thus revenues in respect of the toll roads and bridges operations. As this company also engages in the retailing business in Mainland China, an impairment loss provision in the amount of HK$10 million was made as a result of the re-organisation of its retailing business in the latter half of 2002.

As the negative sentiment in the tourism industry and consumer spending in an already depressed economy was further aggravated by the outbreak of SARS during the financial year under review, the Group's business operations that are related to the tourist industry and retailing business were affected. The Group's hotel operations registered a loss of approximately HK$9 million (2002: Loss of HK$11 million) during the financial year under review as a result of the overall decline in both the turnover and room tariff experienced in the local hotel industry during the year. Notwithstanding that the Group's department store business had been operating under a deflationary environment in the financial year under review, this business area of the Group maintained at breakeven level due to effective cost control exercised by the Group.

Other business activities of the Group registered a combined profit of approximately HK$15 million (2002: Loss of HK$45 million) in the financial year under review. Such business activities included information technology services business which incurred a loss of approximately HK$33 million whilst the Group's security services business and securities investments had brought about satisfactory returns to the Group during the financial year under review.

Liquidity, Financial Resources and Capital Structure

As at the end of the financial year under review, the cash holdings of the Group amounted to approximately HK$815 million (2002: HK$668 million), after netting off the total bank borrowings that stood at HK$600 million (2002: HK$1,564 million), the Group was in a net cash position of HK$214 million (2002: Net bank borrowings of HK$896 million). Except for

a very small portion of the bank borrowings related to a subsidiary of the Group, all of the Group's borrowings were unsecured with the vast majority being obtained on a committed term basis. The maturity profiles of the Group's bank loans and borrowings outstanding as at the end of the two prior financial years are summarised respectively as follows:

	2003 HK$'000	2002 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**360,290**	431,189
After 1 year but within 2 years	**65,485**	996,304
After 2 years but within 5 years	**109,289**	70,870
After 5 years	**65,275**	65,275
Total Bank Loans and Borrowings	**600,339**	1,563,638
Less: Cash at Bank and In Hand	**(814,563)**	(667,601)
Total Net Bank Borrowings/(Deposits)	**(214,224)**	896,037

As at 30th June, 2003, shareholders' fund of the Group amounted to approximately HK$19,640 million (2002: HK$19,882 million). The Group is in a strong financial position and possesses a large capital base. With substantial committed banking facilities in place and continuous cash inflow from a solid base of recurrent income, the Group has adequate financial resources in meeting the funding requirements of its ongoing operations as well as future expansion.

Gearing Ratio & Financial Management

Since the Group was in a net cash position as at the end of the financial year under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholders' fund was zero (2002: 4.5%). Profit from operations of HK$466 million (2002: HK$306 million) covered the total interest expense before capitalisation of HK$33 million (2002: HK$66 million) by 14.1 times (2002: 4.6 times) for the financial year under review. The Group's financing and treasury activities were managed centrally at the corporate level. Bank loans and borrowings of the Group, which are primarily obtained from the Hong Kong office of international banks with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. The use of financial derivative instruments is strictly controlled and is solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. In order to contain its borrowing costs, the Group will consider making use of interest rate swap instruments, when appropriate, to lock in short to medium term interest rates for a portion of the Group's floating rate borrowings.

As at 30th June, 2003, the outstanding bank borrowings amounted to approximately HK$600 million (2002: HK$1,564 million). Further, the amounts due to fellow subsidiaries of the Group amounted to HK$199 million (2002: HK$159 million). During the financial year under review, the interest expenses incurred amounted to approximately HK$33 million (2002: HK$66

million). With an aim to fix the Group's Hong Kong Dollar borrowings at the current low interest rate level, the Group has entered into Hong Kong Dollars interest rate swap agreements in respect of a major portion of such borrowings during the period under review.

Financing facilities arranged by the Group were mainly denominated in Hong Kong Dollars. In respect of the Group's subsidiary, China Investment Group Limited, a portion of its borrowings was denominated in Renminbi during the financial year under review to fund its toll road projects in Mainland China. As a whole, the core operations of the Group are therefore considered to be not exposed to foreign exchange rate risk to any significant extent and the Group did not enter into any currency hedging agreement in the financial year under review.

Assets of the Group had not been charged to any third parties in the financial year under review except that security was provided in respect of a portion of project financing facilities that was extended to a subsidiary of the Group engaging in infrastructural projects in Mainland China.

Future Plans for Material Investments or Capital Assets

As at 30th June, 2003, capital commitment of the Group amounted to HK$15 million (2002: HK$16 million). These were mainly made up of contracted commitment of the Group for acquisitions of property, plant and equipment, and for property development and renovation expenditure. As at the end of the financial year under review, other commitments of the Group, which were related to future minimum lease payments in connection with leasing of retail shop premises on a long term basis by the department store operation of the Group, amounted to approximately HK$349 million (2002: HK$466 million).

Contingent Liabilities

In support of the banking facilities extended to the Group's treasury subsidiaries and certain specific operating subsidiaries, the Company has given guarantees to commercial banks. As at the end of the financial year under review, the Company's contingent liabilities relating to the utilised amount of such banking facilities totally amounted to HK$314 million (2002: HK$1,242 million).

EMPLOYEES

As at 30th June, 2003, the number of employees of the Group was approximately 1,400. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees of the Group who are full-time employees and executive directors of Henderson Cyber Limited ("Henderson Cyber") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson Cyber in accordance with the terms and conditions of the share option scheme approved by Henderson Cyber at an extraordinary general meeting held on 28th June, 2000.

Total employees' costs amounted to HK$215 million for the year ended 30th June, 2003. The total employees' costs for the previous financial year amounted to HK$220.8 million.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

DETAILED RESULTS ANNOUNCEMENT

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
John Yip
Secretary

Hong Kong, 2nd October, 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shareholders of the Company will be held at the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on Monday, 1st December, 2003 at 11:00 a.m. to transact the following businesses:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2003.

2. To declare a Final Dividend.

3. To re-elect retiring Directors and fix the Directors' remuneration.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special businesses and, if thought fit, pass the following resolutions as Ordinary Resolutions:

   (A) "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase ordinary shares of HK$0.20 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognized by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

   (c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "**THAT**:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights attaching to any warrants which may be issued by the Company, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution,

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "**THAT**:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general

mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

(D) "**THAT**:

if upon the allotment and issue of all or any of the shares of the Company pursuant to the general mandates given in Ordinary Resolutions (B) and (C) above or otherwise being approved by the Directors and the aggregate nominal amount of the share capital of the Company in issue after the said allotment and issue of shares shall exceed HK$600,000,000, the authorised share capital of the Company be increased from time to time immediately prior to the said allotment and issue to such amount up to but not exceeding HK$720,000,000 as the Directors deem necessary or expedient by the creation of the appropriate number of additional new ordinary shares of HK$0.20 each up to but not exceeding 600,000,000."

6. To consider as special business and, if thought fit, pass the following resolution as a Special Resolution:

"**THAT**:

the Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 2

i) by deleting the words "21 years" in item (i) of the definition of "associate" and substituting therefor the words "18 years".

ii) by deleting the words "35 per cent." in item (iii) of the definition of "associate" and substituting therefor the words "30 per cent.".

iii) by adding the following definitions:

"clearing house"	shall mean a recognized clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).
"Director"	shall mean a director of the Company.
"Listing Rules"	shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time.

(b) Article 38

by adding the following paragraph to the end of Article 38:

"The Board shall accept machine imprinted signatures of a clearing house in respect of the execution of instruments of transfer."

(c) Articles 16, 20 and 41(i)

by deleting the words "HK$2 (or such higher amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited)" appearing in each of Articles 16, 20 and 41(i) and substituting therefor the following words:

"such amount (not higher than the relevant maximum amount from time to time set out in the Listing Rules)".

(d) Article 96A

i) by deleting the words "a recongised clearing house within the meaning of the Securities and Futures (Clearing House) Ordinance of Chapter 420 of the Laws of Hong Kong (or its nominee)" in the first sentence and substituting therefor the words "a clearing house";

ii) by deleting the word "recognised" before the words "clearing house (or its nominee)" appearing in the second sentence.

(e) Article 133

by deleting Article 133 in its entirety and substituting therefor the following paragraph:

"Any decision that may be made or any action that may be taken by the Directors or a committee of Directors at a meeting may be passed as a resolution of the Directors or the committee of Directors if such resolution is consented to in writing or by telex, telegram, cable, facsimile, electronic mail or other written electronic communication by all the directors of the Company (or their respective alternates, where appropriate) or all the members of the committee of Directors, as the case may be, without the need for any notice. Such written consent may be contained in one document or in several documents. Any resolution so passed shall be as valid and effectual as if the resolution had been passed at a meeting of the Directors or of the committee of Directors respectively duly convened and held."

(f) Articles 140(b), 141 and 171

by deleting the words "the Colony" appearing in Article 140(b), Article 141 and the marginal note to Article 171 and substituting therefor the words "Hong Kong".

(g) Article 170

i) by adding the following sentence immediately following the words "in writing," appearing in the first sentence:

"by cable, telex or facsimile transmission message, or electronic communication, including but not limited to, publication on the Company's website and/or The Stock Exchange of Hong Kong Limited's website and/or by such other method of electronic communication to the extent permitted by and in accordance with the Listing Rules and any applicable laws of Hong Kong";

ii) by adding the following sentence immediately following the words "registered address as aforesaid" in the first sentence:

"or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic mail address supplied by him to the Company for the giving of notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the notice being duly received by the member"."

By Order of the Board
John Yip
Secretary

Hong Kong, 2nd October, 2003

Registered Office:
6th Floor, World-Wide House,
19 Des Voeux Road Central,
Hong Kong.

Notes:

(1) A member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 6th Floor, World-Wide House, 19 Des Voeux Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Tuesday, 25th November, 2003 to Monday, 1st December, 2003, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 24th November, 2003.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2003 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

(6) Concerning Ordinary Resolution (D) of item 5 above, approval is being sought from Members to increase the authorised share capital of the Company from time to time up to but not exceeding HK$720,000,000 as and when required.